Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

February 14, 2018

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ply Gem Holdings, Inc.

Information Statement on Schedule 14C

Ladies and Gentlemen:

On behalf of our client, Ply Gem Holdings, Inc., a Delaware corporation (the “Company”), we are transmitting for filing with the Securities and Exchange Commission in electronic form an Information Statement on Schedule 14C in connection with the execution and delivery to the Company of a written consent by the Company’s majority stockholders, Caxton-Iseman (Ply Gem), L.P. and Caxton-Iseman (Ply Gem) II, L.P., who collectively own a majority of the issued and outstanding shares of the Company’s common stock, to adopt the Agreement and Plan of Merger, dated as of January 31, 2018, by and among Pisces Midco, Inc., Pisces Merger Sub, Inc. and the Company.

The Company has informed us that the filing fee in the amount of $188,480.00 was wired to the Securities and Exchange Commission’s account at U.S. Bank of St. Louis, Missouri.

Should you have any questions regarding the Information Statement, please feel free to contact John C. Kennedy at (212) 373-3025 or jkennedy@paulweiss.com, or me at (212) 373-3226 or dsobel@paulweiss.com.

Very truly yours,

/s/ David E. Sobel
David E. Sobel

cc:	Timothy D. Johnson, Esq.

tim.johnson@plygem.com

Ply Gem Holdings, Inc.

John C. Kennedy, Esq.

jkennedy@paulweiss.com

Paul, Weiss, Rifkind, Wharton & Garrison LLP

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